

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2014

Via E-mail
Mr. Jack Yun Ma
Executive Chairman
Alibaba Group Holding Limited
c/o Alibaba Group Services Limited
26/F Tower One, Times Square
1 Matheson Street, Causeway Bay
Hong Kong

> **Re: Alibaba Group Holding Limited**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed June 16, 2014**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed June 26, 2014**
> **File No. 333-195736**

Dear Mr. Ma:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1. We note your response to comment 1 in our letter dated June 2, 2014. Please also tell us whether you commissioned a report from Euromonitor International. If so, please file the consent of Euromonitor as an exhibit. In this regard, we note the letter from Euromonitor contained in Appendix 1 to your letter dated June 16, 2014.

Our Business, page 1

2. We note your revised disclosure in response to comment 2 in our letter dated June 2, 2014. Notwithstanding this disclosure, we remain concerned that the use of the

description "related company" implies a degree of control and commonality-of-interest that the agreements to which you cite do not appear to clearly support. In this regard, we note, for example, that you rely on Alipay to conduct substantially all of the payment processing and escrow services on your marketplaces but those marketplaces represented approximately 33.9% of Alipay's total payment volume in fiscal year 2014. This suggests to us that Alipay has potentially significant business interests beyond the Alibaba ecosystem. We also note that since Alipay's separation from you in 2011, you do not have any ownership interest in, or control over, Alipay. In view of the foregoing, it does not appear appropriate for you to continue to characterize Alipay as your "related company." Please revise your prospectus accordingly.

3. Please disclose in this section, if true, that you do not allocate revenue by marketplace.

Alibaba Partnership, page 8

4. We note your disclosure that you expect the Alibaba Partnership to designate four nominees to your board of directors upon completion of the offering. Please disclose in this section the following:

- the right of the partnership, in its sole discretion, and without the need for any additional shareholder action or approval, to appoint additional directors as necessary to ensure that directors nominated or appointed by the partnership comprise a simple majority of your board.

- the basis for your expectation as to the number of nominees the partnership intends to designate to your board of directors upon completion of this offering.

- a clear explanation of the way in which the partnership's ability to appoint additional directors could increase the size of your board. For example, assuming the partnership designates four nominees to your initial board of nine directors, if the partnership subsequently desired to have a simple majority, it appears the partnership would have the right to appoint two additional directors, such that the board would then be comprised of 11 directors, six of whom would have been appointed or nominated by the partnership.

Corporate History and Structure, page 10

5. We note your response to comment 15 in our letter dated June 2, 2014, as well as your revised disclosure. This disclosure notwithstanding, in view of the complexity of your organizational structure, we continue to believe that an organizational chart visually representing the key relationships among your subsidiaries and variable interest entities would provide material information for investors. Please add such a chart to the prospectus summary.

Risk Factors, page 22

We rely on Alipay to conduct substantially all of the payment processing . . . , page 25

6. We note that you disclose your dependence upon Alipay and your indication that Alipay provides payment services on terms preferential to you. Please revise your disclosure to highlight the risk that there is no assurance that Jack Ma, in light of his voting control over Small and Micro Financial Services Company, will act in your interests in the event that the payment processing terms are modified such that they are less preferential and possibly much more costly to you. In this regard, we note your response to comment 74 of our letter dated June 2, 2014 in which you indicate that because "you are not able to exert control over Alipay's operations, there is increased uncertainty of the future cash flow stream..." Please present this risk as a separate risk factor.

We and Alipay are subject to regulation . . . , page 34

7. To provide better context for these risks, please revise this risk factor, the risk factor on page 25 ("We rely on Alipay…"), and the risk factor on page 45 ("The equity holders…") to briefly describe the separation of Alipay from your company in 2011.

The Alibaba Partnership and related voting agreements . . . , page 41

8. We note your response to comment 50 in our letter dated June 2, 2014, as well as your revised risk factor disclosure to describe potential conflicts of interest between the Alibaba Partnership and investors. We believe the following revisions are necessary to clarify the nature of this risk:

   •   present your new conflicts of interest disclosure as a separate risk factor that is focused on the risk, as the risk factor to which you have added this disclosure is focused on the director nomination and election risk.

   •   in the new conflicts risk factor, to illustrate how a conflict of this type has arisen in your past, please provide a brief description of the separation of Alipay from your company in 2011 and the resulting dispute that the manner of the separation engendered among Alibaba's management, Yahoo and Softbank.

If the PRC government deems that the contractual arrangements . . . , page 43

9. In this risk factor, as well as both risk factors on page 44 ("Our contractual arrangements . . ." and "[a]ny failure by our variable interest entities . . ."), you refer to uncertainties regarding the interpretation and application of current PRC laws, rules and regulations as well as uncertainties in the PRC legal system generally. Please revise these risk factors to provide more clarity for these uncertainties so that the disclosure clearly conveys the risk to investors. For example, if feasible, it may be useful to describe various types or

categories of uncertainties, especially if they have different risks associated with them, whether with respect to magnitude of potential harm, probability of occurrence or ability to cure or obtain remedy. Similarly, reference to specific examples, to the extent available, might also serve to illustrate the risks associated with these uncertainties. In this regard, we note your disclosure that the contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures.

We may lose the ability to use, or otherwise benefit from . . . , page 45

10. As you note in the body of this risk factor that should the risk be realized "[you] may be unable to conduct some or *all* of [y]our business operations [emphasis added]," please revise the heading of the risk factor to convey this potential consequence (i.e., the inability to conduct any of your business operations).

Our History and Corporate Structure, page 73

11. Please add to the timeline on page 73 the separation of Alipay from your company in 2011.

Our History with SoftBank and Yahoo, page 75

12. Please provide additional disclosure regarding the factors that led to the share repurchase agreement with and restructuring of the TIPLA with Yahoo in 2012. In doing so, please address the way in which your separation of Alipay resulted in changes to your relationship with Yahoo.

Selected Operating Data, page 84

13. We note your response to comment 18 in our letter dated June 2, 2014. In order for these operating metrics to assist investors' understanding of trends in your results over time, we continue to believe you should present these operating metrics for all periods presented in your historical financial statements. As previously requested, please disclose these metrics for the fiscal year ended March 31, 2012.

14. We note your responses to comments 27 and 29 in our letter dated June 2, 2014, and your disclosure within footnote (1) to your GMV data presented on page 84 that you have allocated GMV for Juhuasuan to either Taobao Marketplace GMV or Tmall GMV to reflect the marketplace on which the promoted storefront is located. We assume that you separately track GMV for Juhuasuan, as implied by your use of the word "allocate." If our assumption is correct, separately disclose the GMV attributable to Juhuasuan to provide investors with an understanding of the transaction volume on this marketplace and the resulting revenue. If you do not believe disclosure of GMV attributable to Juhuasuan is material, tell us why it is meaningful to allocate this GMV to Taobao or

Tmall, and revise the disclosure throughout your filing to better explain why you sometimes refer to your China retail marketplaces as consisting of three separate marketplaces, but other times only refer to and analyze changes in your Taobao and Tmall marketplaces.

15. Your disclosure on page 63 and your response to certain comments indicates that "active sellers" is an appropriate indicator of performance measured that you use. Please quantify and disclose this metric.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 86

China Commerce Wholesale, page 90

16. Please revise your disclosure to provide additional detail related to the transaction platform you created on 1688.com, including the types of activities you will seek to monetize and your progress, if any, on your plans to achieve this monetization. Also disclose the way in which the new platform differs from the way in which sellers and buyers historically conducted business on 1688.com.

Results of Operations, page 102

China Commerce, page 104

17. We note your response to comment 28 in our letter dated June 2, 2014. As you have disclosed material changes in your online marketing services and commission revenues during the periods presented, please revise your discussion and analysis of revenues to provide investors with management's insight into the extent to which such changes in each of these revenue streams are attributable to changes in prices, changes in the volume or amount of services sold or to the introduction of new services. Further disaggregation of your disclosed revenue groupings into additional revenue streams, as well as the disclosure of additional operating data specific to certain revenue streams, may be necessary to fully explain the material changes over the periods presented. Additionally, revise to explain in more detail the reasons for any trends in your revenue streams, such as the trend that the rate of growth of online marketing services revenue has slowed significantly more than the rate of growth of commission revenue. Refer to Item 5.A.1 of Form 20-F.

18. We note that your analysis of revenue for your China commerce retail business continues to focus on changes in GMV from year to year. It is unclear to us that changes in GMV explain changes in these revenues in light of the quarterly data presented at the bottom of page 92. In this regard, while on an annual basis the GMV for your China commerce retail business increased 55.8% as compared to an increase in revenue of 58.8%, there is significantly greater disparity between quarterly fluctuations in GMV as compared to

quarterly fluctuations in revenue. For each quarter in fiscal year 2014, GMV increased 17.3%, increased 8.3%, increased 41.5%, and decreased 18.7%, respectively, while revenue increased 28.3%, decreased 0.3%, increased 86.8%, and decreased 42.0%, respectively. Additionally, the fact that changes in GMV resulted in larger impacts on your revenue as the year progressed appears inconsistent with your current disclosure that the impact on your revenue as a result of changes in GMV is becoming less pronounced as mobile usage increases. Please revise your analysis of revenue for your China commerce retail business to better explain the underlying factors that are driving changes in this revenue.

Quarterly Results of Operations, page 113

19. We note your presentation of quarterly historical results and your narrative discussion of quarterly trends and seasonality. For comparability purposes, please disclose quarterly historical results for all three years presented in your historical financial statements.

Critical Accounting Policies and Estimates, page 122

Share-based Compensation Expense and Valuation of Our Ordinary Shares, page 123

20. Once your IPO price is determined, please tell us the proposed price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock. If there is a significant difference between your proposed IPO price and the fair value of your ordinary shares as determined in your last contemporaneous valuation report issued by an independent appraisal firm, describe each significant factor contributing to that difference, including whether your underwriters used different assumptions or different comparable companies.

21. We note the tabular presentation of the fair value of your ordinary shares and the narrative explanation of increases in that fair value as presented on pages 127 and 128. Tell us more about the changes in fair value that occurred during fiscal year 2014 and subsequent periods. Specifically:

- for your use of the guideline company method, tell us more about how you determined which companies were comparable to your own, and tell us whether the companies in this peer group changed over time.

- tell us why use of the option pricing model to allocate your enterprise value continues to be appropriate as the probability increases that this initial public offering will be consummated. Tell us how you considered use of the probability-weighted expected return method.

- we note that you began considering the market transaction method (MTM) in the contemporaneous valuation report as of April 16, 2014. Tell us in more detail how you determined that a 50% weighting of this method was appropriate as of this date and how the change in methodology to give a 50% weighting to the MTM impacted your calculated fair value. Also explain why no weighting was assigned to secondary sales of shares by your existing shareholders to third parties prior to that date. As part of your response, tell us more about the volume of secondary sales of your stock to third parties that occurred during fiscal year 2014 and the subsequent period and the prices at which those sales occurred, and contrast those prices to the fair value per share that you determined using the market and income approaches.

- we note the increase in the fair value of your stock to $40 in March 2014 and $50 in April 2014. Explain in more detail the factors to which you attribute these increases. If possible, explain the quantified impact of each contributing factor discussed on page 128. To help us further understand the underlying factors that drive changes in the fair value of your stock, also explain why the fair value did not change between April 2014 and June 16, 2014.

Business, page 132

22. We note the information in your letter relating to the buyers and sellers on your marketplaces from Iran, Syria, Sudan and Cuba. We note that your Form F-1 does not include disclosure about these countries. In addition to the quantitative information you provided about the number of members from these countries and the amount of revenues from members in these countries, please address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential reputational impact and possible resulting impact on share value from conducting business with these countries, and in the event that weapons-related products are purchased in these countries or sanctioned transactions including those involving Iranian origin crude oil purchases occur, notwithstanding your policies relating to these products. We note that some institutional investors have proposed or adopted divestment or similar initiatives with respect to companies that do business with U.S.-designated state sponsors of terrorism.

Related Party Transactions, page 221

Agreements and Transactions Related to Small and Micro Financial Services Company and its Subsidiaries, page 222

23. Please revise your disclosure to quantify the percentage of economic and voting interests to be held by Jack Ma, Junao and Junhan once the restructuring of Small and Micro Financial Services Company is complete. Also explain in this section how Jack Ma, as general partner, is able to exercise voting power of Junao when, as you indicate above, the interests of Junao are held by certain members of the Alibaba Partnership. Also

describe the business purpose of this transfer. In addition, explain the proposed accounting treatment for this transfer.

24. Revise your disclosure to state whether the PBOC regulations prohibit foreign ownership, foreign control, or both, and how the Alipay structural changes were intended to respond to these regulations.

25. We note your disclosure here and on page F-32 that in 2011—when the licenses for online payment companies to operate in China were first issued—no additional regulations over the scope of business, qualifications of any foreign investor and any foreign ownership percentage had been implemented. Revise your disclosure to clarify whether the contemplated regulations were implemented. If not, revise your disclosure regarding the restructuring throughout your filing accordingly. For example, on page 10 you refer to "separation due to regulatory reasons," which suggests that the regulations are effective.

Alipay Commercial Agreement, page 224

26. Please revise your disclosure to clarify what would happen if your independent directors and the director designated by SoftBank failed to approve the fees.

Financial Statements for the Fiscal Year Ended March 31, 2014

Consolidated Statements of Changes in Shareholders' Equity, page F-7

27. We note your response to comment 58 in our letter dated June 2, 2014. Given your statement in response to comment 75 that "the economic substance of the Partner Capital Investment Plan is akin to selling options for US$4 per right to purchase the ordinary shares of the Company," it remains unclear to us that the substance of this transaction is the issuance of equity of your subsidiaries such that it should be recorded as noncontrolling interests. If you continue to believe this transaction should be reflected as noncontrolling interests, tell us in more detail, including a citation to the applicable accounting guidance and explaining why the accounting presentation would not reflect the economic substance.

Note 2. Summary of Significant Accounting Policies, page F-13

(e) Segment Reporting, page F-18

28. Tell us what specific and discrete financial information exists for each of your business units. You indicate in your response that discrete operating results do not exist because the company does not allocate operating costs or assets to business units in making business decisions. Please note that how information is used is not a consideration in determining whether discrete financial information is available.

29. You state that your accounting system does not allocate certain significant expenses across different business units. Please tell us specifically what expenses are allocated to business units and what expenses are not allocated to business units. In addition, tell us the percentage that each expense represents of the total.

30. You state that the Chief Financial Officer reviews financial results. Please tell us the specific financial information to which the CFO has access for each of your business units.

31. We note your statement that each manager of your business units reports to either the Chief Executive Officer or the Chief Financial Officer. Please tell us which specific individuals directly report to your CEO, COO, and CFO.

32. Please tell us in detail how results derived from each business unit depicted in your summary organization chart in Appendix 2 are reflected in your consolidated financial statements. For example, tell us whether consolidated revenue is the sum of each of the business units in Appendix 2 or whether the business units in Appendix 2 reflect a matrix form of an organization.

33. You state that members of the strategic committee have direct and immediate access to various metrics in daily reports from the relevant business units. In your response, please describe these metrics and identify any other financial information to which the members of the strategic committee have access. Provide us with examples of the daily reports for Taobao, Tmall, Juhuasuan and Alibaba.com.

34. Please tell us in further detail how resource allocation decisions are made (e.g., the roles of individual members of the committee in the decision-making process, how disagreements are resolved, whether the committee votes on decisions, etc.) and tell us examples of how resource allocation decisions are made in the committee's regular meetings outside of the budgeting process.

35. With respect to your budgeting process, please:

   - tell us the specific operational targets to which the strategic committee reaches agreement with the business unit managers and which business units are involved.

   - tell us how the strategic committee resolves requests made by the business units for amounts other than those initially determined.

   - when actual performance diverges from budgeted amounts, tell us how the strategic committee learns of these circumstances and how the committee interacts with the business units to effect change.

36. You state that compensation is determined, in part, based on the completion of operating metric targets previously agreed to with the CODM. Please tell us the specific operating metric targets to which you refer in this statement because it is unclear whether these targets are the same as those to which you refer in other parts of your response where you state: (1) "Each business unit is managed by a manager responsible for its performance based on operational metrics, but not financial operating results…;" (2) "…the strategic committee…agrees to operating targets; (3) "the assessment of results will focus on…operating metric targets;" and (4) "…segment management (who reports to the CODM) reviews the component's operating results (mainly operating metrics) on a regular basis for the assessment of impairment of goodwill."

(g) Revenue Recognition, page F-18

37. We note your responses to comments 65 and 66 in our letter dated June 2, 2014. Please revise your disclosure to clearly indicate the revenue recognition policies applicable to revenue streams that are not yet material.

38. We note your responses to comments 67 and 68 in our letter dated June 2, 2014. In your response, please provide us with a more specific and comprehensive discussion regarding why you believe revenue from arrangements to provide pay-for-performance marketing services and display marketing services on third-party websites should be recognized on a gross basis. Please tell us the following in your response:

- clarify differences between your online auction and real-time bidding systems.

- more fully describe how the real-time bidding system determines display positions on third-party websites. Tell us when and how often bids are placed and which parties participate in the bidding system.

- explain the relationship between an online auction system that determines the price paid when a buyer clicks on the text or picture links and the system that determines the positioning of the text or picture links.

- tell us whether bids are entered into the online auction system when merchants sign agreements or on an ongoing basis.

- identify examples of your third-party marketing affiliates.

- tell us how merchants are matched to third-party marketing affiliates. In addition, tell us if merchants have any ability to restrict product listing, service listings or advertising displays from being placed on any third-party marketing affiliate sites.

- tell us how parameters such as size or customization of the product listing, service listings, or advertising displays are determined.

- provide us with a more comprehensive discussion explaining why you believe you are the primary obligor in these arrangements.

- describe in more detail the fees you receive from these arrangements and how the amount of such fees is determined. We note you may receive either a fixed amount or a fixed percentage. Tell us what consideration you have given to whether these fees are considered fixed under ASC 605-45-45-17.

- we note that an online auction system determines the positioning of text or picture links. Tell us how pricing is considered at this point of the arrangement. We also note your statement that when a buyer clicks on a text or picture link, the online auction system determines the price of the click. Tell us if and how this price is impacted by the original bid made for the positioning of the text or picture link.

- we note that you undertake inventory risk in certain arrangements. Tell us when this happens, how often, and the significance of the risk.

(v) Goodwill, page F-25

39. We note your response to comment 71 in our letter dated June 2, 2014 and have the following comments:

- we note your statement that "Others" includes numerous smaller reporting units. Tell us which smaller reporting units are included within that category.

- tell us which business units are included in "Retail Marketplaces" and why it is one reporting unit.

- we note that discrete cash flow information is available for each component. Tell us in additional detail about this discrete information along with any other financial information that exists for your reporting units.

Note 4. Significant Acquisition and Equity Transactions, page F-30

(c) Restructuring of Payment Services, page F-32

40. We note from your response to comment 72 in our letter dated June 2, 2014 that you are the nonprimary beneficiary holder of a variable interest in Alipay. Please revise to include the disclosure specified in ASC 810-10-50-4, if material.

Note 8. Share-based Awards, page F-39

41. We note your response to comment 75 in our letter dated June 2, 2014. Tell us in a more comprehensive manner why you do not believe the non-compete provision is an in-

substance service condition. Your response should include consideration of the specific terms of the provision and whether any of the holders of the subscription rights are compelled to provide services to you.

42. We note your response to comment 83 in our letter dated June 2, 2014. Tell us what business activities, if any, Junhan performs. Tell us how Junhan accesses cash and explain why you have no obligation to reimburse Junhan, Small and Micro Financial Services Company or its subsidiaries for the cost associated with the awards.

Note 14. Investment in Equity Investees, page F-56

(b) Investment in UCWeb Inc. ("UC Web"), page F-56

43. We note your response to comment 78 in our letter dated June 2, 2014 and have the following comments:

- tell us the percentage of your voting and economic interests in UCWeb. The information in your response does not appear consistent with information in your filing.

- tell us in a more comprehensive manner why you do not believe it is appropriate, under ASC 810, to consolidate UCWeb given that you have a majority of the voting rights. The discussion should include more detail regarding what you believe are the significant decisions that are made in the ordinary course of business and how your voting interests impact these decisions. In addition, please provide us in your response with a comprehensive analysis of your consideration of the protective rights and substantive participating rights of the noncontrolling shareholders.

- tell us if any of the holders are related to you or are members of the Alibaba Partnership.

- identify the other members of the UCWeb board and whether any of these members are related to each other or are members of the Alibaba Partnership.

- tell us whether each member has equal rights to present matters onto the board agenda and has an equal vote or if there are differences based on an individual's position on the board. To the extent that there are any differences, please describe to us the differences and how the rights of your board representatives compare to the rights of other representatives.

Note 25. Subsequent events, page F-68

44. We note your response to comment 84 in our letter dated June 2, 2014. Provide us with a more specific and comprehensive discussion regarding why you believe you have the

ability to exert significant influence over the operating and financial policies of Youku Tudou by responding to the following:

- tell us who is on the board of directors of Youku Tudou and how those individuals are related to you, Youku Tudou and each other.

- tell us which committees have been established under the board of directors and the committees in which your nominee will participate. For the committees in which your nominee will participate, please identify the other members of the committees.

- tell us about any contractual agreements or other arrangements between you and Youku Tudou.

- tell us if you have any ability to acquire additional interests in Youku Tudou.

- tell us if you are a significant source of revenue to Youku Tudou or if Youku Tudou is dependent on you in any other way (e.g., technological dependence).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Senior Attorney, at (202) 551-3252, Dietrich King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Via E-mail
        Leiming Chen, Esq.
        Simpson Thacher & Bartlett LLP